

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2018

Brian Coleman
Senior Vice President and Treasurer
iHeartCommunications, Inc.
20880 Stone Oak Parkway
San Antonio, Texas 78258

      Re: iHeartCommunications, Inc.
          Application for Qualification of Indenture on Form T-3
          Filed September 27, 2018
          File No. 022-29063

Dear Mr. Coleman:

      This is to advise you that we have not reviewed and will not review your filing.

      Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act as they relate to the qualification of the indenture.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or (202) 551-3810 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Telecommunications

cc: Ana Sempertegui